SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

VIVOPOWER INTERNATIONAL PLC
(Name of Issuer)

Ordinary Shares, par value $0.012 per share
(Title of Class of Securities)

G9376R 100
(CUSIP Number)

Eric T. Schwartz Graubard Miller 405 Lexington Avenue, 11th Floor New York, New York 10174 (212) 818-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54267E 104	SCHEDULE 13D	Page 1 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Arowana International Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)			(a)☐
(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

		7	SOLE VOTING POWER

8,176,804
NUMBER OF
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED BY		0
EACH
	REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
	WITH		8,176,804

		10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,176,804

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 54267E 104	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Arowana Australasian Special Situations Fund 1 Pty Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)			(a)☐
(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

		7	SOLE VOTING POWER

1,027,203
NUMBER OF
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED BY		0
EACH
	REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
	WITH		1,027,203

		10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,027,203

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 54267E 104	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Arowana Australasian VCMP 2, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)			(a)☐
(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

		7	SOLE VOTING POWER

1,027,203
NUMBER OF
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED BY		0
EACH
	REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
	WITH		1,027,203

		10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,027,203

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 54267E 104	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Arowana Australasian Special Situations Partnership 1, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)			(a)☐
(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

		7	SOLE VOTING POWER

1,027,203
NUMBER OF
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED BY		0
EACH
	REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
	WITH		1,027,203

		10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,027,203

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. 54267E 104	SCHEDULE 13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Arowana Energy Holdings Pty Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)			(a)☐
(b)☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Australia

		7	SOLE VOTING POWER

942,287
NUMBER OF
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED BY		0
EACH
	REPORTING	9	SOLE DISPOSITIVE POWER
PERSON
	WITH		942,287

		10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

942,287

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No. 54267E 104	SCHEDULE 13D	Page 6 of 10 Pages

This Schedule 13D is filed by Arowana International Limited (“AWN”), Arowana Australasian Special Situations Fund 1 Pty Limited (“Arowana Fund Co”), Arowana Australasian VCMP 2, LP (“Arowana Fund GP”), Arowana Australasian Special Situations Partnership 1, LP (“Arowana Fund”) and Arowana Energy Holdings Pty Ltd. (“Arowana Energy,” and together with AWN, Arowana Fund Co, Arowana Fund GP and Arowana Fund, the “Reporting Persons”) with respect to ownership of the ordinary shares, par value $0.012 per share (“Ordinary Shares”), of VivoPower International PLC, an English company (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 13,557,376 Ordinary Shares outstanding as of December 29, 2016.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Ordinary Shares of the Issuer. The Issuer’s principal executive offices are located at 23 Hanover Square, Mayfair, London W1S 1JB, United Kingdom.

Item 2. Identity and Background.

AWN is a company incorporated under the laws of Australia. Arowana Fund Co is a company incorporated under the laws of Australia and is a wholly-owned subsidiary of AWN. Arowana Fund GP is a partnership formed under the laws of Australia and its general partner is Arowana Fund Co. Arowana Fund is a partnership formed under the laws of Australia and its general partner is Arowana Fund GP.

The executive officers and directors of AWN (the “Principals”) are:

Name	Principal Occupation	Citizenship
Kevin Tser Fah Chin	Chairman & Chief Executive Officer	Australian
John Moore	Non-Executive Director	Australian
Robert John McKelvey	Non-Executive Director	Australian
Anthony Paul Kinnear	Non-Executive Director	Australian

The business address of the Reporting Persons and the Principals is Level 11, 153 Walker Street, North Sydney NSW 2060, Australia.

None of the Reporting Persons or Principals has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or Principals has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 54267E 104	SCHEDULE 13D	Page 7 of 10 Pages

Item 3. Sources of Funds.

On December 28, 2016, the Issuer consummated the transactions (the “Transactions”) contemplated by the Contribution Agreement (the “Contribution Agreement”), dated as of August 11, 2016, and amended as of October 18, 2016 and November 15, 2016, by and among Arowana Inc. (“ARWA”), AWN, which is a company listed on the Australian Securities Exchange and an affiliate of certain officers, directors and shareholders of ARWA, and the Issuer, which was a wholly owned subsidiary of AWN prior to the consummation of the Transactions.

Immediately prior to the closing of the Transactions, AWN beneficially owned 5,718,879 Ordinary Shares held directly by it. In addition, immediately prior to the close of the Transactions, AWN beneficially owned (i) 5,196,243 ordinary shares of VivoPower Pty Ltd (“Vivo Australia”), consisting of (A) 3,201,243 VivoPower Australia ordinary shares held directly by Arowana Energy and (B) 1,995,000 VivoPower Australia ordinary shares held directly by Arowana Fund; and (ii) 911,010 ARWA ordinary shares, 116,036 ARWA rights and 116,036 ARWA warrants, consisting of (A) 439,974 ARWA ordinary shares held directly by the Arowana Fund, and (B) 471,036 ARWA ordinary shares, 116,036 ARWA rights and 116,036 ARWA warrants directly held by certain entities controlled by AWN.

Furthermore, to the knowledge of AWN, immediately prior to the closing of the Transactions, Mr. Chin beneficially owned the ARWA ordinary shares, ARWA warrants and ARWA rights described in the Schedule 13D filed by him on January 9, 2017 (the “Chin Schedule 13D”), which description is incorporated herein by reference; Mr. Moore beneficially owned 41,597 ARWA ordinary shares, 16,043 ARWA warrants and 16,043 ARWA rights; and Mr. Kinnear beneficially owned 35,000 ARWA ordinary shares.

Upon the consummation of the Transactions:

●

Pursuant to the terms of the Contribution Agreement, ARWA contributed $16,787,329 to the Issuer in exchange for 6,088,189 Ordinary Shares, which ARWA immediately distributed to its security holders as described below.

●	Pursuant to the terms of the ARWA rights, immediately upon consummation of the Transactions, each outstanding ARWA right was exchanged for 1/10 of an ARWA ordinary share.

●	ARWA distributed to the ARWA shareholders (including the holders of ARWA ordinary shares issued upon exchange of the ARWA rights) one Ordinary Share for each ARWA ordinary share held by them.

●	Pursuant to the terms of the ARWA warrants, as amended immediately prior to the consummation of the Transactions, each outstanding ARWA warrant was exchanged for 1/20 of an Ordinary Share.

●	The Issuer acquired VivoPower Australia, and each ordinary share of VivoPower Australia was exchanged for 0.29435 Ordinary Shares.

Accordingly, upon consummation of the Transactions, AWN acquired beneficial ownership of an additional 2,457,925 Ordinary Shares, consisting of (i) 1,027,203 Ordinary Shares acquired by the Arowana Fund, (ii) 488,435 Ordinary Shares acquired by certain entities controlled by AWN and (iii) 942,287 Ordinary Shares acquired by Arowana Energy.

CUSIP No. 54267E 104	SCHEDULE 13D	Page 8 of 10 Pages

Furthermore, to the knowledge of AWN, upon consummation of the Transactions, Mr. Chin acquired beneficial ownership of the Ordinary Shares described in the Chin Schedule 13D, which description is incorporated herein by reference; Mr. Moore acquired beneficial ownership of 44,003 Ordinary Shares; and Mr. Kinnear acquired beneficial ownership of 35,000 Ordinary Shares.

Item 4. Purpose of Transaction.

The Reporting Persons and Principals acquired beneficial ownership of the Ordinary Shares described in this Schedule 13D for investment purposes. The Reporting Persons and Principals may from time to time acquire beneficial ownership of additional securities for investment purposes, or dispose of securities, in the open market or in private transactions.

At the date of this Schedule 13D, none of the Reporting Persons or Principals, except as set forth in this Schedule 13D and as is consistent with Mr. Chin’s role as an officer and director of the Issuer, has any plans or proposals which would result in:

(a)     The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)     Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)     Any material change in the present capitalization or dividend policy of the Issuer;

(f)     Any other material change in the Issuer’s business or corporate structure;

(g)     Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)     Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     Any action similar to any of those actions enumerated above.

CUSIP No. 54267E 104	SCHEDULE 13D	Page 9 of 10 Pages

Item 5. Interest in Securities of the Issuer.

AWN is the beneficial owner of 8,176,804 Ordinary Shares, representing 60.3% of the Issuer’s outstanding Ordinary Shares. This amount includes 5,718,879 Ordinary Shares held directly by AWN, 488,435 Ordinary Shares directly held by certain entities controlled by AWN and the Ordinary Shares beneficially owned by Arowana Fund Co, Arowana Fund GP, Arowana Fund and Arowana Energy, as described below.

Arowana Fund beneficially owns 1,027,203 Ordinary Shares, representing 7.6% of the Issuer’s outstanding Ordinary Shares. Arowana Fund GP, as the general partner of Arowana Fund, Arowana Fund Co, as the general partner of Arowana Fund GP, and AWN, as the controlling shareholder of Arowana Fund Co, may be deemed to beneficially own the shares held by Arowana Fund.

Arowana Energy beneficially owns 942,287 Ordinary Shares, representing 7.0% of the Issuer’s outstanding Ordinary Shares. AWN, as the controlling shareholder of Arowana Energy, may be deemed to beneficially own the shares held by Arowana Energy.

To the knowledge of AWN, Mr. Chin beneficially owns the Ordinary Shares described in the Chin Schedule 13D, which description is incorporated herein by reference; Mr. Moore beneficially owns 44,003 Ordinary Shares, representing less than 1% of the Issuer’s outstanding Ordinary Shares; and Mr. Kinnear beneficially owns 35,000 Ordinary Shares, representing less than 1% of the Issuer’s outstanding Ordinary Shares.

In the past 60 days, none of AWN, Arowana Energy, Arowana Fund Co, Arowana Fund GP, Arowana Fund or the Principals has effected any transactions in the Issuer’s securities, other than the transactions described under Item 3 of this Schedule 13D, which description is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to an agreement between ARWA, the Issuer, the holders of the ARWA ordinary shares issued prior to ARWA’s initial public offering (the “Initial Shares”) and Continental Stock Transfer & Trust Company that was executed simultaneously with the consummation of the Transactions, the Ordinary Shares distributed to the holders of the Initial Shares, including 439,974 Ordinary Shares held by the Arowana Fund and, to the knowledge of AWN, 25,554 Ordinary Shares held by Mr. Moore, will be subject to the same restrictions that were applicable to such Initial Shares. Accordingly, such Ordinary Shares may not be transferred (subject to limited exceptions) until (i) with respect to 50% of the shares, the earlier of December 28, 2017 and the date on which the closing price of the VivoPower ordinary shares exceeds $12.50 per share for any 20 trading days within a 30-trading day period following December 28, 2016 and (ii) with respect to the remaining 50% of the shares, December 28, 2017, or earlier, in each case, if VivoPower consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property.

CUSIP No. 54267E 104	SCHEDULE 13D	Page 10 of 10 Pages

AWN has entered into a lock-up agreement with the Issuer with respect to the Ordinary Shares held by it or which it has the right to acquire as of the closing of the Transactions. Pursuant to the lock-up agreement, subject to certain limited exceptions, AWN will not transfer such shares, either directly or indirectly, or otherwise transfer the economic consequences of ownership of such shares, or publicly announce the intention to do any of the foregoing, during the period beginning on the closing date and (a) with respect to 50% of such shares, ending on the earlier of the date the Issuer publicly releases its financial results for the fiscal year ending March 31, 2019 and any date on or after December 28, 2017 on which the closing price of the Ordinary Shares has been at least $12.50 for 20 trading days out of any 30 trading day period, and (b) with respect to the other 50% of such shares, ending on the date the Issuer publicly releases its financial results for the fiscal year ending March 31, 2019.

To the knowledge of AWN, each of Arowana Fund Co and Arowana Energy also has entered into a lock-up agreement with the Issuer with respect to the Ordinary Shares issued in connection with the acquisition of VivoPower Australia. Pursuant to the lock-up agreement, subject to certain limited exceptions, each of Arowana Fund Co and Arowana Energy will not transfer such shares, either directly or indirectly, or otherwise transfer the economic consequences of ownership of such shares, or publicly announce the intention to do any of the foregoing, during the period beginning on the closing date and (a) with respect to 20% of such shares, ending on December 28, 2017, (b) with respect to 40% of such shares, ending on the earlier of the date the Issuer publicly releases its financial results for the fiscal year ending March 31, 2019 and any date on or after December 28, 2017 on which the closing price of the Ordinary Shares has been at least $12.50 for 20 trading days out of any 30 trading day period, and (c) with respect to the remaining 40% of such shares, ending on the date the Issuer publicly releases its financial results for the fiscal year ending March 31, 2019.

To the knowledge of AWN, Mr. Chin is party to the agreements described in the Chin Schedule 13D, which description is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

99.1

Joint Filing Agreement, dated as of January 30, 2017, by and among Arowana International Limited, Arowana Australasian Special Situations Fund 1 Pty Limited, Arowana Australasian VCMP 2, LP, Arowana Australasian Special Situations Partnership 1, LP and Arowana Energy Holdings Pty Ltd.

99.2

Form of Amended and Restated Share Escrow Agreement, dated as of December 28, 2016, by and among Arowana Inc., VivoPower International PLC, the initial shareholders listed therein and Continental Stock Transfer & Trust Company.

99.3	Form of Lock-Up Agreement, dated as of August 11, 2016, by and among VivoPower International PLC and Arowana International Limited.

99.4

Form of Lock-Up Agreement, dated as of August 11, 2016, by and among VivoPower International PLC and each of Arowana Australasian Special Situations Fund 1 Pty Limited and Arowana Energy Holdings Pty Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 31, 2017

AROWANA INTERNATIONAL LIMITED

By:	/s/ Kevin Chin
Name: Kevin Chin
Title: Director

AROWANA AUSTRALASIAN SPECIAL SITUATIONS
FUND 1 PTY LIMITED

By:	/s/ Kevin Chin
Name: Kevin Chin
Title: Director

AROWANA AUSTRALASIAN VCMP 2, LP

By:	/s/ Kevin Chin
Name: Kevin Chin
Title: Director

AROWANA AUSTRALASIAN SPECIAL SITUATIONS
PARTNERSHIP 1, LP

By:	/s/ Kevin Chin
Name: Kevin Chin
Title: Director

AROWANA ENERGY HOLDINGS PTY LTD.

By:	/s/ Kevin Chin
Name: Kevin Chin
Title: Director